United States

Securities And Exchange Commission

Washington, DC 20549

FORM 8-K

Current Report Pursuant to

Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 8, 2021

Alerus Financial Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39036	45-0375407
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 Demers Avenue

Grand Forks, North Dakota 58201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (701) 795-3200

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $1.00 par value per share	ALRS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 8, 2021, Alerus Financial Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MPB BHC, Inc., an Arizona corporation (“MPB”), pursuant to which MPB will merge into the Company, with the Company as the surviving corporation (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, MPB shareholders will have the right to receive 0.74 (the “Exchange Ratio”) shares of common stock of the Company for each share of common stock of MPB. The Exchange Ratio is subject to potential downward adjustment, as described in the Merger Agreement. Based upon the Company’s closing share price of $31.43 on December 7, 2021, the implied per share purchase price is $23.26, with an aggregate transaction value of approximately $85.3 million, including $4.3 million in consideration for option holders. Holders of options to purchase shares of MPB common stock which are outstanding and unexercised immediately prior to the closing will be canceled in exchange for right to receive cash based on the Exchange Ratio, as described in the Merger Agreement.

It is anticipated that Metro Phoenix Bank, MPB’s wholly-owned bank subsidiary (“Metro Bank”), will be merged with and into the Company’s bank subsidiary, Alerus Financial, National Association (“Alerus Financial”), at a date following the completion of the Merger. At the time of the bank merger, Metro Bank’s banking offices will become branches of Alerus Financial. As of September 30, 2021, Metro Bank had total assets of approximately $411.0 million, total loans of $283.0 million and total deposits of $366.0 million.

The Merger Agreement contains customary representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of MPB and Metro Bank which are outside the ordinary course of business, including restrictions on employee compensation, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals, pending the completion of the Merger. The Merger Agreement provides certain termination rights for both the Company and MPB and further provides that a termination fee of $3.5 million will be payable by MPB to the Company upon termination of the Merger Agreement under certain circumstances.

The parties expect the Merger to be completed in the first quarter of 2022, subject to the satisfaction of customary closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the shareholders of MPB. Certain of the directors and officers of MPB have executed a voting and support agreement in which they have agreed to vote their shares of MPB common stock in favor of approval of the Merger Agreement and the Merger.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or MPB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, MPB, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of MPB and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other documents that the Company files with or furnishes to the Securities and Exchange Commission (“SEC”).

Item 7.01	Regulation FD Disclosure.

On December 8, 2021, the Company and MPB issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this report as Exhibit 99.1, which is incorporated herein by reference.

The Company has posted on its investor website at investors.alerus.com under the “News and Events” link an investor presentation relating to the Merger. A copy of the investor presentation is attached to this report as Exhibit 99.2, which is incorporated herein by reference. The Company is not undertaking any obligation to update this investor presentation.

The information furnished pursuant to this Item and the related exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company and certain plans, expectations, goals projections and benefits relating to the proposed merger between the Company and MPB, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may”, “might”, “should”, “could”, “predict”, “potential”, “believe”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would”, “annualized”, “target” and “outlook”, or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements we make regarding our projected growth, anticipated future financial performance, financial condition, credit quality, management’s long-term performance goals and the future plans and prospects of the Company, MPB and the combined company.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by the Company with the SEC, risks and uncertainties for the Company, MPB and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of MPB’s operations with those of the Company will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of MPB’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on the Company’s, MPB’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by the Company’s issuance of additional shares of common stock in connection with the Merger; and (13) the continuing COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of the Company, MPB and the combined company. Please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither the Company nor MPB undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

The Company will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of MPB that also constitutes a prospectus of the Company, which will be sent to the shareholders of MPB. MPB’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about the Company, MPB and the proposed transaction. When filed, this document and other documents relating to the Merger filed by the Company and MPB can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200.

Participants in This Transaction

The Company, MPB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the Company’s participants may be found in the definitive proxy statement of the Company relating to its 2021 Annual Meeting of Shareholders filed with the SEC on April 1, 2021. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d)           Exhibits

2.1	Agreement and Plan of Merger by and between Alerus Financial Corporation and MPB BHC, Inc., dated December 8, 2021*

99.1	Press Release, dated December 8, 2021

99.2	Investor Presentation, dated December 8, 2021

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

* The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SignatureS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2021	Alerus Financial Corporation

	By:	/s/ Randy L. Newman
	Name:	Randy L. Newman
	Title:	Chairman, Chief Executive Officer and President

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BETWEEN

ALERUS FINANCIAL CORPORATION

AND

MPB BHC, INC.

December 8, 2021

i

Appendices

A       Sample Adjusted Exchange Ratio

Exhibits

A       Form of Voting and Support Agreement

B       Employment Agreement

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Bank	59
Acquiror Benefit Plan	59
Acquiror Board	60
Acquiror Bylaws	60
Acquiror Capital Stock	60
Acquiror Capitalization Date	28
Acquiror Certificate of Incorporation	59
Acquiror Common Stock	60
Acquiror Confidentiality Agreement	42
Acquiror Disclosure Schedules	68
Acquiror Equity Award	60
Acquiror ERISA Affiliate	60
Acquiror Financial Statements	29
Acquiror Preferred Stock	28
Acquiror SEC Reports	60
Acquiror Stock Issuance	60
Acquiror Stock Plans	60
Acquisition Proposal	61
Affiliate	61
Agreement	1
Arizona Statement of Merger	2
ARS	61
Bank	61
Bank Merger	61
Borrowing Affiliate	36
Business Day	61
CIC Payment	49
Closing	2
Closing Acquiror Common Stock Price	61
Closing Date	2
Code	61
Company	1
Company Adverse Recommendation	39
Company Articles of Incorporation	62
Company Benefit Plan	61
Company Board	62
Company Bylaws	62
Company Capitalization Date	9
Company Common Stock	62
Company Confidentiality Agreement	35
Company Disclosure Schedules	68
Company Employees	37
Company ERISA Affiliate	62
Company Financial Statements	10
Company Investment Securities	24

v

Company Loans	12
Company Material Contract	19
Company Permitted Exceptions	12
Company Stock Certificates	4
Company Stock Option	6
Company Stockholder Approval	62
Company Stockholders’ Meeting	39
Company Transaction Expenses	62
Contemplated Transactions	62
Contract	63
Control, Controlling or Controlled	63
Conversion Fund	4
Covered Employees	47
CRA	63
Defective Code	24
Delaware Certificate of Merger	2
Deposit Insurance Fund	63
Derivative Transactions	63
DGCL	63
Dissenters’ Shares	5
DOL	63
Effective Time	2
Employment Agreement	1
Environment	63
Environmental Laws	63
ERISA	64
Exchange Act	64
Exchange Agent	4
Exchange Ratio	3
Existing D&O Policy	44
FDIC	64
Federal Reserve	64
GAAP	64
Hazardous Materials	64
ICFR	64
Immediate Family Member	64
Indemnified Party	43
IRS	64
IRS Guidelines	47
IT Systems and Data	25
Knowledge	64
Legal Requirement	64
Letter of Transmittal	4
Loan Loss Reserve	64
Loan Loss Reserve Threshold	64
Malicious Code	24
Material Adverse Effect	64
Merger	1

Nasdaq Rules	65
New Plans	48
OCC	65
Old Plans	48
Option Consideration	6
Order	65
Ordinary Course of Business	65
OREO	65
Outstanding Company Shares	65
PBGC	65
Per Share Merger Consideration	3
Person	65
Previously Disclosed	68
Proceeding	66
Proxy Statement	66
Registration Statement	66
Regulatory Authority	66
Representative	66
Requisite Regulatory Approvals	66
SBA	13
SEC	66
Securities Act	66
Stockholders’ Equity	66
Stockholders’ Equity Shortfall	66
Stockholders’ Equity Threshold	66
Subsidiary	67
Superior Proposal	67
Surviving Entity	1
Tax	67
Tax Return	67
Taxes	67
Termination Date	54
Termination Fee	55
Total Payments	49
Transition Date	67
U.S	67
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of December 8, 2021, by and between Alerus Financial Corporation, a Delaware corporation (“Acquiror”), and MPB BHC, Inc., an Arizona corporation (the “Company”).

RECITALS

A.       The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B.       The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.       As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A (the “Voting Agreement”).

D.       As an inducement to Acquiror to enter into this Agreement, Stephen P. Haggard has, concurrently with the execution of this Agreement, entered into an Employment Agreement in substantially the form attached hereto as Exhibit B (the “Employment Agreement”).

E.       The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1           The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the ARS and the DGCL, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the ARS and the DGCL, the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2           Effective Time; Closing.

(a)           Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”). Subject to the provisions of Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)           The parties hereto agree to file on the Closing Date a statement of merger with the Arizona Corporation Commission (the “Arizona Statement of Merger”), and a certificate of merger with the Delaware Secretary of State (the “Delaware Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Delaware Certificate of Merger (the “Effective Time”).

Section 1.3           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the ARS and the DGCL and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4           Organizational Documents of the Surviving Entity. The certificate of incorporation and bylaws of Acquiror, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.5           Directors and Officers of the Surviving Entity. The directors and officers of Acquiror, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Entity.

Section 1.6           Bank Merger. The parties will cooperate and use their commercially reasonable efforts to effect the Bank Merger at a time to be determined following the Merger. At the effective time of the Bank Merger, the separate existence of the Bank will terminate. Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements.

Section 1.7           Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (a) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger, (ii) materially impede or delay consummation of the Merger, or (iii) require submission to or approval of the Company’s stockholders after the Merger has been approved by the Company’s stockholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1           Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:

(a)           Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company or Acquiror (in each case other than shares of Company Common Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 0.7400 (the “Exchange Ratio”) of a fully paid and nonassessable share of Acquiror Common Stock (the “Per Share Merger Consideration”).

(b)           Notwithstanding anything contained herein to the contrary, if, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2           Cancellation of Shares. At the Effective Time, the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon surrender thereof, the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.

Section 2.3           No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.4           Exchange of Certificates.

(a)           The parties to this Agreement agree: (i) that American Stock Transfer & Trust Company, LLC shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)           At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1; and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)           Within two (2) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

(d)           Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Per Share Merger Consideration plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(e)           After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.

(f)           No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(g)           Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)           In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).

Section 2.5           Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the ARS (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value plus accrued interest of such shares held by them in accordance with the provisions of the ARS, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the ARS shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the ARS and received by the Company relating to stockholders’ dissenters’ rights; and (b) the right to direct all negotiations and proceedings with respect to demands under the ARS consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the ARS.

Section 2.6           Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local, or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Section 2.7           Company Stock Options. Prior to the Effective Time, the Company shall take any and all actions necessary to ensure that, at the Effective Time, each option to purchase shares of Company Common Stock (a “Company Stock Option”) which is outstanding and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive from Acquiror a single lump sum cash payment equal to the product of (a) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (b) the excess of (i) an amount determined by multiplying the Exchange Ratio by $31.37, over (ii) the exercise price per share of such Company Stock Option (the amount determined by the foregoing formula, the “Option Consideration”), less any applicable Taxes required to be withheld with respect to such payment in accordance with Section 2.6. From and after the Effective Time, other than as expressly set forth in this Section 2.7, no holder of a Company Stock Option will have any other rights with respect to such Company Stock Option or the Metro Phoenix Bank, Inc. 2007 Stock Option Plan other than the right to receive the Option Consideration. Subject to the foregoing, all Company Stock Options will terminate at the Effective Time, and the surrender of a Company Stock Option to Acquiror in exchange for the Option Consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such Company Stock Option or the Metro Phoenix Bank, Inc. 2007 Stock Option Plan. The Option Consideration paid in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Stock Options. The holders of Company Stock Options will have the right, but not the obligation, to exercise outstanding Company Stock Options after the date of this Agreement but before the Effective Time.

Section 2.8           Adjustment of Exchange Ratio. If the Stockholders’ Equity is less than the Stockholders’ Equity Threshold then the Exchange Ratio shall be adjusted to an amount equal to: (a) the difference of: (i) 2,577,758 (plus 0.7400 times the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the date of this Agreement and the Closing Date); less (ii) the Equity Shortfall, divided by the Closing Acquiror Common Stock Price; divided by (b) 3,483,457 (plus the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the date of this Agreement and the Closing Date). A sample calculation of the adjustment to the Exchange Ratio pursuant to this Section 2.8 is attached to this Agreement as Appendix A.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Acquiror as follows:

Section 3.1           Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Arizona and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has provided to Acquiror true and correct copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto. The Company has no Subsidiaries other than the Bank and those entities listed on Section 3.1 of the Company Disclosure Schedules.

Section 3.2           Company Subsidiary Organizations. The Bank is an Arizona state chartered bank duly organized, validly existing and in good standing under the laws of the state of Arizona. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 3.3           Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4           No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of any required applications, filings or notices with the OCC and approval of such applications, filings and notices; (iii) the filing of applications, filings and notices, as applicable, with the Arizona Department of Insurance and Financial Institutions and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Arizona Statement of Merger with the Arizona Corporation Commission pursuant to the ARS and the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5           Company Capitalization.

(a)           The authorized capital stock of the Company currently consists exclusively of 10,000,000 shares of Company Common Stock, of which, as of the date of this Agreement (the “Company Capitalization Date”), 3,483,457 shares were issued and outstanding, and no shares were held in treasury of the Company. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)           As of the Company Capitalization Date, no shares of Company Common Stock were reserved for issuance except for 284,870 shares of Company Common Stock reserved for issuance in connection with the Company Stock Options.

(c)           Other than the Company Stock Options, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.

(d)           None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Options; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6           Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary, or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7           Financial Statements and Reports; Regulatory Filings.

(a)           True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020, 2019 and 2018, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of September 30, 2021 and the related statement of income for the nine-month period then ended.

(b)           The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, Moss Adams LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)           The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)           The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2019, with all applicable federal or state securities or banking authorities. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(e)           To the Knowledge of the Company, there has not been any event or occurrence since January 1, 2019 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8           Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 3.9           Properties.

(a)           Section 3.9 of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)           The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.10       Loans; Loan Loss Reserve.

(a)           Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)           All Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)           Section 3.10(c) of the Company Disclosure Schedules lists, as of September 30, 2021, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

(d)           The Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

(e)           To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

(f)           To the Company’s Knowledge, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.

Section 3.11        Taxes.

(a)           The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns that it was required to file, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)           There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. None of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.

(c)           The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and its Subsidiaries with respect to the last three (3) fiscal years.

(d)           To the Knowledge of the Company, the Company and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 3.12        Employee Benefits.

(a)           Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

(i)           all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(ii)           all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement;

(iii)           all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement; and

(iv)           with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

(b)               Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(c)               Neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) except as set forth on Section 3.12(c) of the Company Disclosure Schedules, any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded and no other Company Benefit Plan is subject to funding requirements is underfunded.

(d)               Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Company’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)               Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(f)                Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g)               No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Company’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h)               All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(i)                 There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(j)                 No event has occurred, or to the Company’s Knowledge, circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2020.

(k)               No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.

(l)                 Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

(m)             Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.

Section 3.13       Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2019, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2019, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14       Legal Proceedings; Orders.

(a)               Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. There are no pending or threatened Proceedings against any current or, to the Knowledge of the Company, former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.

(b)               Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2019, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15       Absence of Certain Changes and Events. Since December 31, 2020, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2020, there has not been any:

(a)               change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b)               amendment to their certificate of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

(c)               payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d)               adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

(e)               damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $250,000;

(f)                entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g)               except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by the Bank of more than $250,000 in the aggregate;

(h)               Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(i)                 sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(j)                 to the Company’s Knowledge, cancellation or waiver by them of any claims or rights with a value in excess of $250,000;

(k)               any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually or in the aggregate exceeding $250,000;

(l)                 except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(m)             transaction for the borrowing of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(n)               filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(o)               discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(p)               entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, individually or in the aggregate in excess of $250,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

(q)               purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(r)                hiring of any employee with an annual salary in excess of $50,000;

(s)                agreement, whether oral or written, by it to do any of the foregoing; or

(t)                 event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16       Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)               each lease of real property to which the Company or any of its Subsidiaries is a party;

(b)               all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $1,000,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of San Francisco advances;

(c)               each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $250,000 (other than Contracts for the sale of loans);

(d)               each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $250,000;

(e)               each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

(f)                each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $250,000);

(g)               each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

(h)               each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i)                 each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j)                 each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its subsidiaries to engage in any line of business or to compete with any Person;

(k)               each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $250,000;

(l)                 each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

(m)             the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(n)               each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $100,000;

(o)               each Company Benefit Plan; and

(p)               each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17       No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(c) of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2019, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18       Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two (2) years prior to the date of this Agreement that individually or in the aggregate exceed $100,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.

Section 3.19       Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property. The Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 3.20       Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries (other than an agreement related to a deposit account) or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

Section 3.21       Brokerage Commissions. Except for fees payable to Raymond James & Associates, Inc. pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22       Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23       Labor Matters.

(a)               There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b)               Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.24       Intellectual Property.

(a)               Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

(b)               To the Knowledge of the Company, none of the software utilized by the Company contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such software (“Defective Code”) or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and its Subsidiaries.

(c)               To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (“Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and its Subsidiaries.

(d)               No claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.

Section 3.25       Investments.

(a)               Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of September 30, 2021, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

(b)               Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)               None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)               All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26       Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their Subsidiaries have properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.

Section 3.27       Cybersecurity. (i) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (ii) neither the Company nor its Subsidiaries have been notified of, and have no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (iii) the Company and its Subsidiaries have implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

Section 3.28       Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Schedules or any certificate or other document furnished or to be furnished to Acquiror pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of the Company, there is no event or circumstance which the Company has not disclosed to Acquiror which could reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as Previously Disclosed, Acquiror hereby represents and warrants to the Company as follows:

Section 4.1           Acquiror Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than the subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Section 4.2           Acquiror Subsidiary Organizations. Acquiror Bank is national banking association duly organized, validly existing and in good standing under the laws of the United States. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.

Section 4.3           Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4           No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (b) the filing of any required applications, filings or notices with the OCC and approval of such applications, filings and notices; (c) the filing of applications, filings and notices, as applicable, with the Arizona Department of Insurance and Financial Institutions and approval of such applications, filings and notices; (d) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (e) the filing of the Arizona Statement of Merger with the Arizona Corporation Commission pursuant to the ARS and the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5           Acquiror Capitalization.

(a)               The authorized capital stock of Acquiror currently consists exclusively of: (i) 30,000,000 shares of Acquiror Common Stock, $1.00 par value per share, of which, as of September 30, 2021 (the “Acquiror Capitalization Date”), 17,208,077 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; and (ii) 2,000,000 shares of Acquiror’s preferred stock, $1.00 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Capital Market and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Capital Market.

(b)               As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 290,586 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 993,055 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.

(c)               Other than awards under Acquiror Stock Plans that are outstanding as of the date of this Agreement, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date through the date hereof, Acquiror has not: (i) issued or repurchased any shares of Acquiror Common Stock or Acquiror Preferred Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Common Stock, Acquiror Preferred Stock or any other equity-based awards.

(d)               None of the shares of Acquiror Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.

Section 4.6           Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.7           Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)               Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from, or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)               The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, CliftonLarsonAllen LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)               Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by Acquiror in reports that Acquiror is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Acquiror’s management to allow timely decisions regarding required disclosures. As of the date of this Agreement, to the Knowledge of Acquiror, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)               Acquiror and its consolidated Subsidiaries have established and maintained a system of ICFR. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s ICFR as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such quarterly report the conclusions of the certifying officers about the effectiveness of Acquiror’s ICFR based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s ICFR that have materially affected, or are reasonably likely to materially affect, Acquiror’s ICFR. Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)               Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2019, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(f)                To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2019 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8           Taxes.

(a)               Acquiror and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Acquiror and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)               There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror and each of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Regulatory Authority. Neither Acquiror nor its Subsidiaries are the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror’s or its Subsidiaries’ assets. Neither Acquiror nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

(c)               Acquiror and each of its Subsidiaries have delivered or made available to the Company true, correct and complete copies of all Tax Returns relating to income taxes and franchise taxes owed by Acquiror and its Subsidiaries with respect to the last three (3) fiscal years.

(d)               To the Knowledge of Acquiror, Acquiror and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 4.9           Employee Benefits.

(a)               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Acquiror Benefit Plan or any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the transactions contemplated by this Agreement.

(b)               With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of the Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of the Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Acquiror Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(c)               Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Acquiror’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

(d)               Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(e)               Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(f)                No Acquiror Benefit Plan fiduciary or any other person has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To Acquiror’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(g)               All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.

(h)               No condition exists as a result of which Acquiror or any Subsidiary would have any material liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan in all material respects.

(i)                 Neither Acquiror nor any of its Subsidiaries have any material liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.10       Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2019, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2019, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.11       Legal Proceedings; Orders.

(a)               Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)               Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2019, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.12       Absence of Certain Changes and Events. Since December 31, 2020, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.13       Brokerage Commissions. Except for fees payable to D.A. Davidson & Co. pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.14       Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

Section 4.15       Full Disclosure. No representation or warranty by Acquiror in this Agreement and no statement contained in the Acquiror Disclosure Schedules or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of Acquiror, there is no event or circumstance which Acquiror has not disclosed to the Company which could reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 5
THE COMPANY’S COVENANTS

Section 5.1           Access and Investigation.

(a)               Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a), as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)               From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)               The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

(d)               All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Confidentiality Agreement dated as of June 17, 2021, between Acquiror and the Company (as amended, the “Company Confidentiality Agreement”).

Section 5.2           Operation of the Company and Company Subsidiaries.

(a)               Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)               Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)                 other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Common Stock; (B) permit any additional shares of Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Common Stock;

(ii)              (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or as contemplated by this Agreement); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock;

(iii)            amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv)             enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v)               (A) enter into any new credit or new lending relationships greater than $500,000 that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in compliance with the provisions of such loan policy; (B) enter into any new non-real estate SBA credit or lending relationships greater than $250,000; or (C) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vi)             maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);

(vii)          fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(viii)        sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(ix)             acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(x)               amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi)             implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii)          except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiii)        incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xiv)         enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xv)           settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvi)         make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii)      make or change any material Tax elections, change or consent to any material change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return;

(xviii)    hire any employee with an annual salary in excess of $50,000;

(xix)         take any action not in the Ordinary Course of Business to increase Stockholders’ Equity prior to the Closing Date; or

(xx)           agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2(b).

(c)               For purposes of Section 5.2(b)(v), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the President and Chief Executive Officer of Acquiror, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within five (5) Business Days after Acquiror’s receipt of such request.

Section 5.3           Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

Section 5.4           Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the ARS, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their commercially reasonable efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the ARS, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger (a “Company Adverse Recommendation”). However, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

Section 5.5           Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6           Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7           Company Benefit Plans.

(a)               At the request of Acquiror, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan, provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

(b)               Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, or other similar arrangements, consistent with GAAP.

(c)               The Company shall take all appropriate action to terminate any Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) as of at least one day prior to the Closing Date; provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date.

Section 5.8           Acquisition Proposals.

(a)               The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

(b)               The Company agrees that it will not, and will cause its respective Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and Affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal, subject to Section 10.3; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (x) five (5) Business Days have elapsed following the delivery to the other party of a written notice of such determination by the Company Board and, during such five (5) Business-Day period, the parties cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be completed, and (y) at the end of such five (5) Business-Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisor, to believe that a Superior Proposal continues to exist.

Section 5.9           Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Voting Agreement, signed by all of the directors and executive officers of the Company who own or control the voting of any shares of Company Common Stock.

Section 5.10       Employment Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Employment Agreement, to be effective as of the Effective Time.

Section 5.11       Termination of Business Accounts. After the receipt of all Requisite Regulatory Approvals, the Company shall use its reasonable efforts to terminate and close all of the business customer accounts set forth on Section 5.11 of the Company Disclosure Schedules pursuant to binding termination agreements.

ARTICLE 6
ACQUIROR’S COVENANTS

Section 6.1           Access and Investigation.

(a)               Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, Acquiror and the Company will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)               From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)               All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement, dated September 22, 2021 (the “Acquiror Confidentiality Agreement”).

Section 6.2           Operation of Acquiror and Acquiror Subsidiaries. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (b) amend the Acquiror Certificate of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company; or (c) agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

Section 6.3           Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.4           Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.5           Indemnification.

(a)               From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)               Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain and Acquiror shall fully pay the premium for the extension of the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Schedule 6.5(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Existing D&O Policy for a period of up to six (6) years after the Effective Time; provided that Acquiror shall not be required to pay in the aggregate more than 150% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Schedule 6.5(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.5(b) would exceed such 150% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 150% amount.

(c)               If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.5.

(d)               The provisions of this Section 6.5 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.6           Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.

Section 6.7           Stock Exchange Listing. Acquiror shall use its commercially reasonable efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Capital Market prior to the Closing Date.

ARTICLE 7
COVENANTS OF ALL PARTIES

Section 7.1           Regulatory Approvals. As soon as practicable following the date of this Agreement, but in no less than forty-five (45) days after the date of this Agreement, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror, and the Company will comply with the terms of such Requisite Regulatory Approvals. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.

Section 7.2           SEC Registration. As soon as practicable following the date of this Agreement, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock.

Section 7.3           Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4           Commercially Reasonable Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. The Company agrees to use its commercially reasonable efforts to obtain all consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Schedule 3.4 of the Company Disclosure Schedules. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5           Tax Free Reorganization.

(a)               The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)               As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)               As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

Section 7.6           Employees and Employee Benefits.

(a)               All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b)               Except for Acquiror’s Employee Stock Ownership Plan, as amended, for the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)               In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)               The Company and its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.6(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, salary continuation agreement or other agreement (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits; provided, however, that a Covered Employee who becomes an employee of Acquiror or one of Acquiror’s Subsidiaries after the Closing shall be entitled to be covered by the severance policy under which employees who incur a qualifying involuntary termination of employment and be eligible to receive severance pay in accordance with the severance policy of the Acquiror or the Acquiror’s Subsidiary, whichever is applicable. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).

(e)               Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement, salary continuation agreement or any other agreement or arrangement that provides for a CIC Payment shall not receive any severance benefits as provided in Section 7.6(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing Date, the Company will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code. At the request of Acquiror, the Company shall seek a stockholder vote under Section 280G of the Code for approval of the CIC Payments prior to the Effective Time.

Section 7.7           Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.8           Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any acquisitions or dispositions of Acquiror Common Stock resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9           Stockholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1           Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3, 3.5, 3.6, 3.7 and 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3, 3.5, 3.6, 3.7 and 3.21 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

Section 8.2           Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3           Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 8.4           No Proceedings, Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 8.5           Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden the Surviving Entity.

Section 8.6           Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7           Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2.

Section 8.8           Tax Opinion. Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 8.9           Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.10       No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 8.11       Termination of Business Accounts. The Company shall have terminated and closed all of the business customer accounts set forth on Section 5.11 of the Company Disclosure Schedules pursuant to binding termination agreements.

Section 8.12       Minimum Stockholders’ Equity. The Stockholders’ Equity shall be no less than an amount equal to: (a) $40,000,000; plus (b) the amount of Stockholders’ Equity attributable to the exercise of Company Stock Options after September 30, 2021.

ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1           Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Sections 4.1, 4.2, 4.3, 4.5, 4.6 and 4.17, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Sections 4.1, 4.2, 4.3, 4.5, 4.6 and 4.17 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

Section 9.2           Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3           Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 9.4           No Proceedings; No Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 9.5           Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Entity.

Section 9.6           Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7           Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

Section 9.8           Tax Opinion. The Company shall have received a written opinion of Robinson, Diss and Clowdus, P.C., tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 9.9           Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10       No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10
TERMINATION

Section 10.1       Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a)               by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)               by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;

(c)               by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(d)               by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e)               by Acquiror or the Company if the Effective Time shall not have occurred at or before September 30, 2022 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(f)                by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)               by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

(h)               by the Company pursuant to Section 5.8; and

(i)                 by Acquiror if the Company makes a Company Adverse Recommendation.

Section 10.2       Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the Acquiror Confidentiality Agreement, the Company Confidentiality Agreement, this Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from a breach by that party of this Agreement.

Section 10.3       Fees and Expenses.

(a)               Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)               If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or 10.1(i) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, an amount equal to $3,500,000 (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)               If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within two (2) Business Days after the execution of such definitive agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m), except that references in that Section to “25%” shall be replaced by “50%.”

(d)               Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. The Company shall not be required to pay the Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS

Section 11.1       Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2       Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3       Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4       Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5       Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6       Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to: Alerus Financial Corporation 401 Demers Avenue Grand Forks, North Dakota 58201 Telephone: (701) 795-3200 Attention: Randy Newman (randy.newman@alerus.com)
Alerus Financial Corporation 401 Demers Avenue Grand Forks, North Dakota 58201 Telephone: (701) 795-3200 Attention: Katie Lorenson (katie.lorenson@alerus.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone:   (312) 629-5143

Attention:     Joseph Ceithaml (Joseph.Ceithaml@bfkn.com)

If to the Company, to: MPB BHC, Inc. 4686 E. Van Buren Street, Suite 150 Phoenix, AZ 85008 Telephone: (602) 346-1800 Attention: Stephen P. Haggard, President & CEO

with copies, which shall not constitute notice, to:

Spierer Woodward Corbalis & Goldberg PC

5050 South Syracuse Street, Suite 900

Denver, CO 80237

Telephone:   (303) 999-3422

Attention:     Ernest J. Panasci (epanasci@practicallawyer.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.

Section 11.7      Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8       Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9       Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS

Section 12.1       Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)              “Acquiror Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of Alerus Financial Corporation, as amended.

(b)               “Acquiror Bank” means Alerus Financial, National Association, a national banking association headquartered in Grand Forks, North Dakota, and a wholly-owned subsidiary of Acquiror.

(c)               “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(d)               “Acquiror Board” means the board of directors of Acquiror.

(e)               “Acquiror Bylaws” means the Alerus Financial Corporation Second Amended and Restated Bylaws, as amended.

(f)                “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(g)               “Acquiror Common Stock” means the common stock, $1.00 par value per share, of Acquiror.

(h)               “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.

(i)                 “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(j)                 “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since September 12, 2019.

(k)               “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(l)                 “Acquiror Stock Plans” means collectively the following:

(i)                 Alerus Financial Corporation 2009 Stock Plan;

(ii)              Alerus Financial Long Term Incentive Plan;

(iii)            Alerus Financial Short Term Incentive Plan;

(iv)             Alerus Financial Corporation Deferred Compensation Plan for Directors;

(v)               Alerus Financial Corporation Deferred Compensation Plan for Executives;

(vi)             Alerus Financial Corporation Employee Stock Ownership Plan, as amended; and

(vii)          Alerus Financial Corporation 2019 Equity Incentive Plan.

(m)             “Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(n)               “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(o)               “ARS” means Title 10 of the Arizona Revised Statutes governing business corporations, limited liability companies and mergers of business entities.

(p)               “Bank” means Metro Phoenix Bank, an Arizona state chartered bank headquartered in Phoenix, Arizona, and a wholly owned subsidiary of the Company.

(q)               “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.

(r)                “Business Day” means any day except Saturday, Sunday and any day on which banks in Grand Forks, North Dakota, or Phoenix, Arizona, are authorized or required by law or other government action to close.

(s)                “Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Capital Market for the five (5) consecutive trading days immediately preceding the Closing Date.

(t)                 “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

(u)               “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(v)               “Company Board” means the board of directors of the Company.

(w)             “Company Bylaws” means the Bylaws of the Company, as amended and restated.

(x)               “Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.

(y)               “Company Common Stock” means the common stock, $10.00 par value per share, of the Company.

(z)               “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(aa)            “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the ARS and Company Articles of Incorporation.

(bb)           “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger (ii) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(cc)            “Company Transaction Expenses” means all transaction costs of the Company, the Bank and each other Subsidiary of the Company necessary to consummate, or incurred or accrued (or required to be accrued in accordance with GAAP) in connection with, the Contemplated Transactions, including: (i) the aggregate fees and expenses of attorneys, accountants, consultants, brokers, finders, financial advisors and other professional advisors incurred by the Company, the Bank or any other Subsidiary of the Company in connection with this Agreement and the Contemplated Transactions; (ii) the aggregate costs, fees, expenses and Taxes required to be paid by the Company pursuant to this Agreement or in connection with this Agreement and the Contemplated Transactions; (iii) all costs and expenses (other than those described in clause (i), above) incurred in connection with obtaining the Company Stockholder Approval; (iv) any amounts paid or payable to any director, officer or employee of the Company, the Bank or any other Subsidiary of the Company under any Contract, benefit plan or employment practice, or otherwise in connection with or as a result of the Contemplated Transactions, including any CIC Payments but excluding any severance payments pursuant to Section 7.6(d); (v) all contract termination or similar fees that are reasonably expected to become payable in connection with the termination of Contracts that Acquiror intends to terminate following the Effective Time; (vi) all contract termination or similar fees that are reasonably expected to be actually incurred and to become payable prior to, at or following the Effective Time in connection with the termination of all Company Material Contracts that were not listed on Schedule 3.16 of the Company Disclosure Schedules, and (vii) except as expressly provided herein, all other payroll and non-payroll related costs and expenses; in each case of the clauses (i) through (vii), incurred or accrued, or to be incurred or accrued, by the Company, the Bank or any other Subsidiary of the Company in connection with this Agreement and the Contemplated Transactions. Notwithstanding any other provision hereof, all employee benefits of the Company, the Bank or other Subsidiaries of the Company shall be accrued as of and through the Closing Date, with the Company paying any and all such employee benefits accrued on or prior to the Closing Date, and Acquiror paying the cost of any and all such employee benefits accruing thereafter.

(dd)           “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(ee)            “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(ff)              “CRA” means the Community Reinvestment Act, as amended.

(gg)           “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(hh)           “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(ii)              “DGCL” means the General Corporation Law of the State of Delaware, as amended.

(jj)              “DOL” means the U.S. Department of Labor.

(kk)           “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(ll)              “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(mm)      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(nn)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(oo)           “FDIC” means the Federal Deposit Insurance Corporation.

(pp)           “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(qq)           “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(rr)              “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(ss)             “ICFR” means internal control over financial reporting.

(tt)              “IRS” means the U.S. Internal Revenue Service.

(uu)           “Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.

(vv)           “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

(ww)       “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(xx)           “Loan Loss Reserve” means the Bank’s allowance for loan and lease losses.

(yy)           “Loan Loss Reserve Threshold” means a Loan Loss Reserve as a percentage of gross Company Loans (excluding Paycheck Protection Program loans) of at least 1.38% as of the Closing Date.

(zz)            “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; and (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(aaa)        “Nasdaq Rules” means the listing rules of the Nasdaq Capital Market.

(bbb)       “OCC” means the Office of the Comptroller of the Currency.

(ccc)        “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(ddd)       “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(eee)        “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(fff)           “Outstanding Company Shares” means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(ggg)       “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(hhh)       “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(iii)            “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(jjj)            “Proxy Statement” means a proxy statement prepared by the Company for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(kkk)        “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(lll)            “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(mmm)      “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(nnn)       “Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.

(ooo)       “SEC” means the Securities and Exchange Commission.

(ppp)       “Securities Act” means the Securities Act of 1933, as amended.

(qqq)       “Stockholders’ Equity” means the total stockholders’ equity of the Company as of the Closing Date, as reflected on the Company’s balance sheet as of the Closing Date, calculated on a consolidated basis and in accordance with GAAP; but excluding the after-tax accrual of any Company Transaction Expenses up to $2,945,000 on a pre-tax basis; less the after-tax accrual, if any, necessary to increase Loan Loss Reserves as a percentage of total loans excluding Paycheck Protection Loans to an amount equal to the Loan Loss Reserve Threshold.

(rrr)           “Stockholders’ Equity Threshold” means an amount equal to: (a) $43,100,000; plus (b) an additional $596,000 per month for every month that passes from December 31, 2021 to the Closing Date; plus (c) the amount of Stockholders’ Equity attributable to the exercise of Company Stock Options after September 30, 2021.

(sss)          “Stockholders’ Equity Shortfall” means the positive difference between Stockholders’ Equity Threshold and the Stockholders’ Equity.

(ttt)            “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

(uuu)       “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisor (which shall be Raymond James & Associates, Inc. or any nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(vvv)       “Tax” or “Taxes” means any tax of any kind, including, but not limited to, any federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(www)  “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(xxx)       “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

(yyy)      “U.S.” means the United States of America.

Section 12.2       Principles of Construction.

(a)               In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)               The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information included in the Acquiror SEC Reports or set forth by Acquiror in the Acquiror Disclosure Schedules.

(c)               All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)               With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[Remainder of Page Intentionally Left Blank]

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:		COMPANY:

Alerus Financial Corporation		MPB BHC, Inc.

By:	/s/ Randy L. Newman	By:	/s/ Stephen P. Haggard
Name:	Randy L. Newman	Name:	Stephen P. Haggard
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix A

Sample Adjusted Exchange Ratio

If Stockholders’ Equity Shortfall is equal to $1,000,000 and the Closing Acquiror Common Stock price is $32.00, then the adjusted exchange ratio would be calculated as follows:

(a) the difference of: (i) 2,577,758 (plus 0.7400 times the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the date of this Agreement and the Closing Date); minus (ii) $1,000,000, divided by $32.00; divided by (b) 3,483,457 (plus the number of Company Stock Options exercised between the date of this Agreement and the Closing Date) = 0.7310

Exhibit A

Form of Voting and Support Agreement

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is entered into as of December 8, 2021, among Alerus Financial Corporation, a Delaware corporation (“Acquiror”), MPB BHC, Inc., an Arizona corporation (the “Company”), and those directors and/or officers of the Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

Recitals

A.       As of the date hereof, each Principal Stockholder is the owner or controls the vote of the number of shares of the Company’s common stock, $10.00 par value per share (“Company Stock”), as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto.

B.       Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger dated as of December 8, 2021 (the “Merger Agreement”), between Acquiror and the Company.

C.       Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Stockholders enter into this Agreement.

D.       Each Principal Stockholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Merger.

Agreements

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.               Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

Section 2.               Representations and Warranties. Each Principal Stockholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:

(a)             owns beneficially and of record the number of shares of Company Stock as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto;

(b)             has the sole, or joint with any other Principal Stockholder, voting power with respect to such shares of Company Stock; and

(c)             has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.              Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of the Company’s stockholders however called, and in any action by written consent of the Company’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s stockholders or action by written consent:

(a)            for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)            against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c)            against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Section 4.               Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a)            not, and will not permit any of his or her Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;

(b)            not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions;

(c)            use his or her best efforts to cause any necessary meeting of the Company’s stockholders to be duly called and held, or any necessary consent of stockholders to be obtained, for the purpose of approving or adopting the Merger Agreement and the Contemplated Transactions;

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(d)            cause any of his or her Affiliates to cooperate fully with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and

(e)            execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.

Section 5.              No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable stockholder and Acquiror shall have no power or authority to direct any stockholder in the voting of any of the Company Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

Section 6.              Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the favorable vote of Company stockholders with respect to approval of the Merger Agreement; (c) the date, if any, on which the Company publicly discloses that the board of directors of the Company has withdrawn, qualified or adversely modified its recommendation to the stockholders of the Company that the Company’s stockholders vote in favor of the adoption of the Merger Agreement, in each case because the board of directors of the Company has determined in good faith, after consultation with outside counsel, that to, or to continue to, recommend the Merger Agreement to the Company’s stockholders would result in a violation of its fiduciary duties under applicable law; or (d) June 30, 2022.

Section 7.               Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Stockholders.

Section 8.              Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its stockholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 9.             Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

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Section 10.           Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11.           Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 12.           Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13.           Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14.           Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 15.           Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Stockholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

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Section 16.           WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

[The Remainder of this Page Is Left Intentionally Blank]

[Signature Page Follows]

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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

ACQUIROR: Alerus Financial Corporation	COMPANY: MPB BHC, Inc.

By:	By:
Name: Randy L. Newman	Name: Stephen P. Haggard
Title: President and Chief Executive Officer	Title: President and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

Principal Stockholders	Shares Owned

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

Name:	[•]

[Signature Page of Voting and Support Agreement Continued]

Exhibit B

Employment Agreement

Execution Copy

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into by and between Alerus Financial Corporation (the “Company”) and Stephen P. Haggard (“Employee”) for the purpose of setting forth the terms and conditions of Employee’s employment by the Company, and to protect the Company’s interests and confidential information and obtain assurance that Employee will not compete with the Company or solicit its customers or its employees for a reasonable period of time pursuant to this Agreement.

Recitals

A.                 Employee currently is employed as Chief Executive Officer and President of Metro Phoenix Bank (“MPB”).

B.                 The Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with MPB BHC, INC (“Parent Company”) and its wholly-owned subsidiary MPB, under which both Parent Company and MPB will merge with and into Alerus (the “Merger”).

C.                 Employee’s background, knowledge, skills, and experience are of value to the Company, and the Company therefore wishes to employ Employee upon the closing of the Merger (the “Closing”) on the terms and conditions below.

D.                 Employee acknowledges that in connection with his employment with the Company, he will have access to certain confidential and proprietary information (including, but not limited to, confidential and proprietary information acquired from MPB and confidential and proprietary information developed by the Company), and further acknowledges that in the course of his employment he will develop personal and professional relationships with the Company’s customers, business associates, and personnel, which relationships are developed on behalf of the Company and at the Company’s expense, and which are extremely valuable to the Company.

E.                  Employee understands that Employee’s employment with the Company is expressly conditioned on the Closing and on Employee’s execution of this Agreement.

F.                  The Company desires to employ Employee to render services for the Company on the terms and conditions set forth in this Agreement, and Employee desires to be retained and employed by the Company pursuant to such terms and conditions.

Agreements

In consideration of Employee’s employment with the Company and the foregoing Recitals, the mutual covenants set forth below, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Employee agree as follows:

Article I.
Employment, Term, and Duties

1.1               Employment. The Company shall employ Employee as President, Arizona Market, and Employee shall perform services for the Company for the period and upon the other terms and conditions set forth in this Agreement. Employee’s duties shall include without limitation assisting with the management of MPB’s Arizona Market offices and operations after the Closing; assisting with the conversion and integration of MPB’s Arizona Market operations into those of the Company; assisting with the transfer of MPB’s customer relationships to and retention of those relationships by the Company; assisting with new business development; and such other duties as may be requested from time to time by Company executives and senior managers, in each case as directed by Company executives and senior managers.

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1.2               Term. The “Initial Term” of this Agreement shall commence as of the Closing and, unless earlier terminated in accordance with Article III of this Agreement, shall continue for the twenty-four (24)-month period following the Closing. At the Company’s option, the Initial Term shall be extended for one (1) additional year (the “Term Extension”) following the Initial Term if the Company notifies Employee, by written notice delivered no later than sixty (60) days prior to the end of the Initial Term, that the Initial Term will be extended for one (1) additional year (the Initial Term and the Term Extension collectively referred to herein as the “Term”). Following the expiration of the Initial Term, and provided the Company does not elect the Term Extension, or following the expiration of the Term, in the event the Company elects the Term Extension, the Company shall employ the Employee and the Employee hereby agrees to be employed by the Company as an “at-will” employee, provided however, that the restrictive covenants contained in Article V shall survive the expiration or termination of this Agreement and shall remain in full force and effect.

1.3               Performance of Duties. During the Term, Employee shall serve the Company faithfully and to the best of Employee’s ability, and devote Employee’s full business time, attention, and efforts to the business and affairs of the Company during normal business hours. Employee shall comply with all rules, policies, and procedures of the Company for employees as modified from time to time. Employee may perform his job functions from a location or locations of his choosing; provided that he adequately completes all job duties, as determined in the reasonable discretion of the Company.

Article II.
Compensation and Benefits

2.1               Compensation.

(a)                Base Salary. During the Initial Term, the Company shall pay Employee an annual base salary of Two Hundred Fifty thousand dollars ($250,000), less applicable withholdings and deductions (the “Base Salary”), which shall be payable in accordance with the Company’s ordinary payroll practices. The Base Salary may be adjusted upward, but not downward, during the Term.

(b)                Performance Bonus. Employee shall be entitled to consideration for an annual cash bonus (the “Bonus”) based on the Company’s attainment of reasonable financial objectives in accordance with the Company’s Short Term Incentive Plan. During the Initial Term the target annual Bonus will equal thirty percent (30%) of the Employee’s Base Salary and will be payable in accordance with the terms and conditions of the Short Term Incentive Plan. Bonus Compensation shall be subject to any deductions required by law. The decision to award Employee a Bonus shall at all times be discretionary, and the Company may decline to award a Bonus to Employee in any year.

(c)                Restricted Stock Grant. As a member of the Company’s senior management team, Employee will be eligible for an annual award of restricted stock units pursuant to the Company’s Long Term Incentive Plan. The target award each year shall be equal in value to 10% of his Base Salary for the respective year. Restricted stock units earned under the Long Term Incentive Plan shall be granted under, and subject to the terms and conditions of, the Company’s 2019 Equity Incentive Plan or any successor plan thereto

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(d)                Sign On Grant. As soon as administratively practicable following the Closing, the Company shall grant to Employee 1,500 shares of restricted stock (the “Sign On Grant”) pursuant to the Company’s 2019 Equity Incentive Plan. The terms and conditions of such Sign On Grant shall be substantially the same as the terms and conditions applicable to grants of restricted stock made to other similarly situated Company executives; provided, however, that the Sign On Grant shall vest, based on Employee’s continued employment with the Company, as to 500 shares of restricted stock on each of the first three anniversaries of the Closing.

2.2               Participation in Benefits. During the Term, Employee shall be entitled to participate in the employee benefits offered generally by the Company to other similarly situated employees. Employee’s participation in such benefits shall be subject to the terms of the applicable plans, as the same may be amended from time to time; provided, however, that for purposes of eligibility and vesting, Employee shall receive credit for Employee’s prior years of service at MPB. The Company does not guarantee the adoption or continuance of any particular employee benefit during Employee’s employment, and nothing in this Agreement is intended to, or shall in any way restrict the right of the Company, to amend, modify, or terminate any of its benefits during the Term.

Article III.
Termination and Compensation Following Termination

3.1               Termination. Subject to the respective continuing obligations of the parties hereto under this Agreement, Employee’s employment hereunder shall be terminated prior to the end of the Initial Term due to any of the following circumstances:

(a)                Employee’s resignation upon at least sixty (60) days’ prior written notice;

(b)                the mutual, written agreement of the parties hereto to terminate the Agreement;

(c)                Employee’s death;

(d)                Employee’s disability, meaning that (i) Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident or health plan covering employees of the Company;

(e)                the Company’s termination of this Agreement for Cause at any time effective upon notice to Employee;

(f)                 the Company’s termination of this Agreement other than for Cause upon at least sixty (60) days’ prior written notice, or

(g)                Employee’s termination of this Agreement for Good Reason as set forth in Section 3.3 below.

During the Term Extension and thereafter, Employee’s employment hereunder may be terminated by the Company or Employee for any reason upon at least thirty (30) days’ prior written notice, subject to the respective continuing obligations of the parties hereto under this Agreement.

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3.2               Cause. For purposes of this Agreement, “Cause” means:

(a)                the gross neglect or willful failure or refusal by Employee to perform Employee’s material duties hereunder (other than as a result of Employee’s disability), provided that Employee fails to cure any such alleged neglect or failure or refusal within twenty-one (21) days after the Company provides Employee written notice of the same, which written notice shall provide a reasonable summary of the facts supporting Company’s claim of termination for Cause;

(b)                Employee’s perpetration of an intentional and knowing fraud against or affecting the Company or any customer, supplier, client, agent, or employee thereof;

(c)                any willful or intentional act by Employee that could reasonably be expected to materially injure the reputation, business, or business relationships of the Company or Employee’s reputation or business relationships;

(d)                Employee’s conviction of or plea of nolo contendere to a felony or any crime involving fraud, dishonesty, or moral turpitude;

(e)                Employee’s removal or permanent suspension from banking pursuant to Section 8(e) of the Federal Deposit Insurance Act or any other applicable state or federal law;

(f)                 a material breach by Employee of Company policies as may be in effect from time to time, provided that Employee fails to cure any such alleged breach within twenty-one (21) days after the Company provides Employee written notice of the same, which written notice shall provide a reasonable summary of facts supporting Company’s claim of termination for a material breach by Employee of the cited Company policies; or

(g)               the breach by Employee of any covenant set forth in this Agreement, including without limitation the confidentiality, noncompetition, or nonsolicitation provisions of this Agreement.

Further, a termination for Cause shall be deemed to have occurred if, following termination, facts and circumstances arising during the course of Employee’s employment are discovered that would have warranted a termination for Cause.

Further, all rights of Employee under this Agreement (other than Employee’s right to receive his Base Salary, to the extent he performs work and consistent with applicable law, and health insurance benefits) shall be suspended automatically during (i) the pendency of any investigation by the Company, or (ii) any negotiations between the Company and Employee regarding any actual or alleged act or omission by Employee of the type that would warrant a termination for Cause. If Employee is placed on administrative leave pending the outcome of any investigation, then, subject to applicable law, it shall be at Company’s discretion whether Employee’s Base Salary will be paid during the leave.

3.3               Termination for Good Reason. Prior to Employee’s termination for Good Reason (as defined below), Employee shall give the Company written notice of the occurrence of the event or condition that Employee believes constitutes a Good Reason within twenty-one (21) days of the initial existence of such event or condition, which written notice shall provide a reasonable summary of facts to support Employee’s claim of termination for Good Reason. If the Company determines that the events or conditions exist as alleged by Employee, and does not cure such events or conditions within twenty-one (21) days of Employee’s written notice, then this Agreement and Employee’s employment hereunder shall terminate on the twenty-first (21st) day following Employee’s written notice. “Good Reason” means the occurrence of any one (1) or more of the following, without Employee’s prior consent: (i) a material adverse change in the nature, scope or status of Employee’s position, authorities or duties from those in effect in accordance with Section 1.1 immediately following the Closing; (ii)  the Company changes the primary location of Employee’s employment to a place that is more than fifty (50) miles from Employee’s primary location of employment as of the Closing; or (iii) the Company otherwise commits a material breach of its obligations under this Agreement.

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3.4               Effect of Termination. Notwithstanding any termination of this Agreement and/or Employee’s employment with the Company at any time, and in consideration of the Recitals set forth in this Agreement including, but not limited to, Employee’s employment hereunder to the date of such termination, and Employee’s execution of this Agreement ancillary to the sale of MPB’s equity interests to the Company, Employee shall remain bound by the provisions of this Agreement that specifically relate to periods, activities, or obligations upon or subsequent to the termination of Employee’s employment, including, but not limited to, the covenants contained in Article IV and Article V of this Agreement.

3.5               Compensation Following Termination by the Company Prior to the End of the Initial Term. In the event that Employee’s employment hereunder is terminated by the Company without Cause, or by the Employee for Good Reason, prior to the end of the Initial Term, in addition to the payments under Section 3.6, Employee shall be entitled to continued payments of Employee’s then current Base Salary for the remainder of the Initial Term, payable in accordance with the Company’s ordinary payroll practices, commencing on the first payroll day that occurs at least sixty (60) days after the date on which Employee’s employment was terminated; provided, however, that the Company shall not be obligated to make any such payments under this Section 3.5 unless Employee has signed and delivered to the Company a general release and waiver of claims in favor of the Company and its affiliates on a form acceptable to the Company, all applicable consideration and rescission periods provided by law shall have expired, and Employee is in compliance with the terms of this Agreement as of the dates of such payments. The first payment of remaining Base Salary described in this Section 3.5 shall include the normal installment amount of Employee’s then current Base Salary, plus any installment amounts that remained unpaid during the period between Employee’s termination without Cause or for Good Reason and the first payroll day that occurs at least sixty (60) days after the date on which Employee’s employment was terminated.

3.6               All Terminations. In the event that Employee’s employment hereunder is terminated for any reason, including a termination of employment by the Company without Cause or by the executive for Good Reason prior to the end of the Term, Employee shall be entitled to (a) Employee’s earned but unpaid Base Salary for the period ending on termination of employment, less applicable withholdings and deductions; (b) Employee’s accrued but unpaid vacation pay for the period ending on termination of employment, less applicable withholdings and deductions; and (c) any other benefits to which Employee may be entitled under the express terms of any employee benefit plan or as required by law, and the Company shall have no further obligations to Employee under this Agreement. Any benefits to be provided to Employee pursuant to this Section 3.6 shall be provided in accordance with the Company’s ordinary payroll practices and other policies. Except as specifically provided herein, nothing in this Agreement shall be construed as requiring Employee to be treated as employed by the Company following termination for purposes of any employee benefit plan or arrangement in which Employee may participate at such time.

3.7               No Other Benefits or Compensation. Except as specifically provided herein, the Company shall have no further obligations to Employee under this Agreement following a termination of employment.

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Article IV.
Confidential Information

4.1               Confidential Information. For purposes of this Agreement, “Confidential Information” means any and all information in whatever form, whether written, electronically stored, orally transmitted, or memorized, pertaining to: trade secrets; customer lists, records, and other information regarding customers; price lists and pricing policies, financial plans, records, ledgers, and information; purchase orders, agreements, and related data; business development plans; service pricing; sales and marketing plans; personnel and employment records, files, data, and policies (regardless of whether the information pertains to Employee or other employees of the Company or of MPB); tax or financial information; business and sales methods and operations; business correspondence, memoranda, and other records; inventions, improvements, and discoveries; processes and methods; business operations and related data formulae; computer records and related data; know-how, research, and development; trademarks; technology; technical information; copyrighted material; and any other confidential or proprietary data and information which Employee encountered during his employment with MPB that relates to the business of MPB or which Employee encounters during employment with the Company that relates to the business of the Company, all of which are held, possessed, or owned by the Company. Confidential Information does not include information, which is or becomes known to the public, or generally known within the Company’s industry through no act or omission by Employee; provided, however, that the compilation, manipulation, or other exploitation of generally known information may cause information to constitute Confidential Information.

4.2               Nondisclosure of Confidential Information. The Company will, and MPB did, in the course of Employee’s employment with MPB and the Company, rely upon Employee for and impart and disclose to Employee in confidence Confidential Information. Employee acknowledges that the Company operates in a competitive environment and that the Company has an interest in protecting its Confidential Information. Employee further acknowledges that the Confidential Information constitutes a unique and valuable asset of the Company and represents a substantial investment of time and expense by the Company and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company. At all times during Employee’s employment and thereafter, Employee shall hold in the strictest confidence and shall not disclose, use, lecture upon, or publish any of the Confidential Information, except as such disclosure, use, or publication may be required in connection with Employee’s work for the Company or unless the Company expressly authorizes such disclosure in writing. Employee shall obtain the Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to Employee’s work at the Company and incorporates any Confidential Information. Employee hereby assigns to the Company any rights Employee may have or acquire in the Confidential Information and recognizes that all of the Confidential Information is and shall be the sole property of the Company and its successors and assigns.

4.3               Return of the Company Documents and Tangible Property. Upon termination of Employee’s employment with the Company for any reason, or at any other time the Company so requests, Employee shall immediately return to the Company all records, including any and all drafts and duplicates, and any compositions, articles, devices, equipment, software, programs, and other items that are the property of the Company, that relate in any way to the business model, products, practices, or techniques of the Company, or that disclose or contain Confidential Information. Upon termination of Employee’s employment with the Company for any reason, Employee shall refrain from accessing the Company’s nonpublic information and data, including but not limited to the Company’s Confidential Information, via any means whatsoever. Employee shall acknowledge in writing the return of all such materials when requested to do so by the Company.

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4.4               No Diminution of Other Obligations. Nothing in this Agreement is intended to, nor shall it, limit in any way any obligations of Employee to maintain the confidentiality of the Company or other information imposed by any regulatory authority or applicable law, regulation, or rule.

Article V.
Noncompetition, Nonsolicitation, and nondisparagement

5.1              Noncompetition, Nonsolicitation, and Nondisparagement Covenants. Solely due to Employee’s position with the Company and his previous position with MPB, Employee had and will have access to certain Confidential Information of the Company. Employee acknowledges that the Company will only release Confidential Information to Employee upon the receipt of assurances that Employee will not use the information to the Company’s disadvantage and, accordingly, agrees to the following provisions.

(a)                Agreement Not to Compete. During the Term and for a period of twelve (12) months following the termination of Employee’s employment with the Company for any reason, whether such termination occurs during the Term or thereafter (the “Restricted Period”), Employee shall not, within the State of Arizona, engage in, carry on, or perform services in any capacity, directly or indirectly, as an owner, director, employee, agent, associate, consultant, or in any other capacity, for a business competitive with that conducted by the Company or by MPB (other than passive ownership of less than 2% of any class of securities of a company). A “business competitive with that conducted by the Company or by MPB” shall mean any business or activity that competes with the Company’s or MPB’s products or services (including, but not limited to, those concerning or related to commercial lending, outdoor media lending, business banking, real estate, wealth management, and retirement services) whether currently offered or previously offered by the Company or MPB at any time within three years preceding Employee’s termination of employment from the Company, announced products or services, or pending products or services that have not yet been announced but which Employee may have knowledge of as of the date of Employee’s termination of employment.

(b)                Agreement Not to Solicit Customers. During the Term and during the Restricted Period, Employee shall not, on Employee’s own behalf or on behalf of any other person or entity, directly or indirectly, solicit, divert or take away, or assist in or attempt to solicit, divert or take away, support or endorse the solicitation of, or otherwise promote the solicitation of, any customers or actively sought after potential customers of the Company or of MPB with whom Employee had contact as an employee of the Company or of MPB at any time within three years preceding Employee’s termination of employment from the Company:

(i)	for purposes of providing services or products to or for a business competitive with that conducted by the Company or by MPB; and/or

(ii)	in order to induce or encourage such customers to cease, decline or reduce doing business with the Company or in any way to interfere with the Company’s existing or prospective business relationships with such customers.

(c)                Agreement Not to Solicit Employees. During the Term and during the Restricted Period, Employee shall not, on Employee’s own behalf or on behalf of any other person or entity, directly or indirectly solicit, divert or take away, or assist in or attempt to solicit, divert or take away, support or endorse the solicitation of, or otherwise promote the solicitation of, any person who is a current employee or agent of the Company or of MPB:

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(i)	to leave the employ or service of the Company or to enter into an agreement to do so; and/or

(ii)	to cease, decline or reduce doing business with, or providing services, to the Company or in any way interfere with the Company’s existing or prospective business relationships with such employees and/or agents.

(d)                Agreement Not to Disparage the Company. During the Term and following the termination of Employee’s employment with the Company for any reason, whether such termination occurs during the Term or thereafter, neither Employee nor the Senior Management Team of the Company shall engage in any disparagement or vilification of the other, and shall refrain from making any statements, implied or expressed, that are false or materially critical, or which impugn, attack, , or defame the reputation or character of the other, including without limitation regarding management style, methods of doing business, quality of products or services, role in the community, or treatment of employees; and neither Employee nor the Senior Management Team of the Company shall do anything that would damage the other’s business reputation or goodwill. For purposes of this Section 5.1(d), the term “Senior Management Team” means any individual with a position title of Executive Vice President or higher.

5.2               Acknowledgment. Employee acknowledges that the restrictions and agreements contained in this Article V are reasonable and necessary to protect the legitimate interests of the Company and that any violation of this Article V by Employee will cause substantial and irreparable harm to the Company that would not be quantifiable and for which no adequate remedy exists at law. Employee further acknowledges that Employee has requested, or has had the opportunity to request, that legal counsel review this Agreement, and having exhausted such right, agrees to the terms herein without reservation. Employee therefore consents and agrees that in the event of a breach or threatened breach of any of the restrictions contained in this Article V, the Company shall be entitled to seek a temporary, preliminary and/or permanent injunction and/or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, subject to Section 6.4, without the necessity of posting any bond or other security. The aforementioned relief shall be in addition to, and not in lieu of, any other legal remedies, monetary damages or other available forms of relief. If Employee violates the restrictions and agreements contained in this Article V and the Company brings legal action for injunctive or other relief, the Company shall not, as a result of the time involved in obtaining such relief, be deprived of the benefit of the full period of such restrictions and agreements; accordingly, such restrictions and agreements shall be deemed to have the duration specified herein computed from the date the relief is granted but reduced by the time between the period when the restricted period began to run and the date of the first violation of such restrictions and agreements by Employee. Employee and the Company agree that, if the period of time or the scope of the provisions within this Article V shall be adjudged unreasonably overbroad in any court proceeding, then the period of time and/or scope shall be modified accordingly so that this covenant may be enforced to the fullest extent permissible.

Article VI.
Miscellaneous Provisions

6.1               Deductions and Withholdings. The Company may deduct and/or withhold from any amounts and benefits payable under this Agreement all applicable deductions and all federal, state, city, and other taxes as may be required pursuant to any law, governmental regulation, or ruling.

6.2               Code Section 409A. It is intended that this Agreement will comply with Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, and this Agreement shall be administered accordingly and interpreted and construed on a basis consistent with such intent. Notwithstanding any provision of this Agreement to the contrary, no termination or similar payments shall be payable hereunder on account of a termination unless such termination constitutes a “separation from service” within the meaning of Section 409A. For purposes of Section 409A, all installment payments of deferred compensation made hereunder, or pursuant to another plan or arrangement, shall be deemed to be separate payments. To the extent any reimbursements or in-kind benefit payments under this Agreement are subject to Section 409A, such reimbursements and in-kind benefit payments shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv). This Section 6.2 shall not be construed as a guarantee of any particular tax effect for Employee’s benefits under this Agreement and the Company does not guarantee that any such benefits will satisfy the provisions of Section 409A or any other provision of the Internal Revenue Code.

8

6.3               Non-Assignability. This Agreement shall not be assignable, in whole or in part, by Employee without the written consent of the Company. This Agreement is binding upon Employee, Employee’s heirs, and personal representatives. The Company may, without the consent of Employee, assign its rights and obligations under this Agreement to any business entity that has become the successor to the Company in the event of a sale, merger, liquidation, or similar transaction. In the event Employee is or becomes entitled to any payments under this Agreement at or after the time of Employee’s death, such payments shall be made to Employee’s estate (unless Employee elects a different beneficiary in writing on a form acceptable to the Company) at the same time and in the same form as Employee would have been entitled to such payments.

6.4               Choice of Law and Venue. This Agreement shall be governed by and construed under the laws of the State of Arizona. The parties hereto submit to the exclusive jurisdiction of any state or federal court sitting in Phoenix, Arizona in any action or proceeding arising out of or relating to this Agreement and agree that all claims in respect of the action or proceeding shall be heard and determined in any such court.

6.5               Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstance is held invalid, the remainder of this Agreement and the application of such provision to other persons and circumstances shall not be affected unless the invalid provision substantially impairs the benefits of the remaining portion of this Agreement.

6.6               Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto relating to Employee’s employment and supersedes all prior agreements, arrangements, and understandings, written or oral, relating to the subject matter hereof.

6.7               Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Employee and by the Company’s Chief Executive Officer. No waiver by either of the Parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the Parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

6.8               Representation of Employee. Employee represents and warrants to the Company that Employee is free to enter into this Agreement and has no contract, commitment, arrangement, or understanding to or with any party that restrains or is in conflict with Employee’s performance of the covenants, services, and duties provided for in this Agreement.

9

6.9               Read and Understood. Employee has read this Agreement carefully and understands each of its terms and conditions. Employee has sought independent legal counsel of Employee’s choice to the extent Employee deemed such advice necessary in connection with the review and execution of this Agreement.

6.10           Survival. Notwithstanding anything herein to the contrary, the provisions of Article V (Noncompetition, Nonsolicitation, and Nondisparagement) shall survive the expiration or termination of this Agreement for any reason.

[Signatures on Following Page]

10

In Witness Whereof, the Company has caused this Agreement to be executed in its name and on its behalf, and Employee acknowledges understanding and acceptance of, and agrees to, the terms of this Agreement, all as of the dates set forth below.

Alerus Financial Corporation		Stephen P. Haggard

By:		By:

	Name:	Date:

Title:

Date:

11

Exhibit 99.1

Kris Bevill, Public Relations 701.280.5076 (Office) :: 701.306.8561 (Cell) kris.bevill@alerus.com

ALERUS ANNOUNCES ACQUISITION OF Metro Phoenix Bank

GRAND FORKS, N.D. & PHOENIX, A.Z. (December 8, 2021) – Alerus Financial Corporation (“Alerus”) (NASDAQ: ALRS) announced today the signing of a definitive agreement and plan of merger to acquire MPB BHC, Inc. (“MPHX”) (OTCPK: MPHX), the bank holding company for Metro Phoenix Bank, the largest full-service community bank headquartered in Phoenix. The transaction represents the twenty-fifth acquisition for Alerus since 2000 as part of its long-term plan to continually expand its four business segments—banking, retirement and benefits services, wealth management, and mortgage. Alerus has been operating in the Phoenix market since 2009.

Founded in 2007, Metro Phoenix Bank is a high-performing full-service community bank, with approximately $411 million in total assets, $283 million in total loans, and $366 million in total deposits as of September 30, 2021. MPHX operates one branch in Phoenix, serving small- and medium-sized businesses throughout the metro area.

The acquisition significantly increases the Alerus presence in Arizona and, following the completion of the transaction, Alerus will have the fifth largest deposit market share in the Phoenix metropolitan statistical area (MSA) among community banks. On a pro forma basis, Alerus will operate three branch locations in Arizona (Phoenix, Scottsdale and Mesa). The combined company’s Arizona operation will have approximately $439 million in total loans and approximately $483 million in total deposits.

“Alerus has a long history of successful strategic acquisitions that strengthen our ability to provide diversified financial services to clients across the country,” said Alerus President and Chief Executive Officer Randy Newman. “The addition of Metro Phoenix Bank will complement our business model and enhance our ability in Phoenix to offer commercial lending and banking services. We are honored to welcome our new team members and clients, and we look forward to continue providing them with excellent client service and growing these relationships with the diversified products that make Alerus unique among financial service providers.”

Alerus Chief Financial Officer Katie Lorenson, who will succeed Randy Newman as Alerus President and Chief Executive Officer on January 1, 2022, led the negotiations for the acquisition.

“We are thrilled to expand our Arizona footprint with Metro Phoenix Bank. We believe this will allow us to continue delivering value to our shareholders while staying true to our commitment to pursue acquisitions that align with our culture and core values,” said Lorenson. “The Phoenix MSA is one of the largest and fastest growing metropolitan areas in the country. By combining our existing market presence and diverse product offerings with the commercial banking experience and talented professionals of Metro Phoenix Bank, we grow our commercial client base which provides an opportunity to expand those relationships by serving the business, the owners, and their employees holistically.”

“We are excited about joining Alerus, and we saw a natural fit between our two companies which was compelling,” said Steve Haggard, President and CEO of Metro Phoenix Bank. “Our clients will benefit from the broader product set and greater resources to support our continued growth initiatives. We have found a tremendous long-term partner with Alerus, which will benefit the shareholders, employees, and clients of Metro Phoenix Bank.”

Upon completion of the transaction, Haggard will join Alerus as President of its Arizona Market, ensuring a smooth transition for clients and employees. In this role, he will also be a member of Alerus’ leadership team and oversee growth for the company in the Arizona market.

Subject to the terms of the agreement and plan of merger, MPHX shareholders will receive 0.74 Alerus common shares for each outstanding MPHX share, or approximately 2.58 million Alerus shares in the aggregate. Using a price per share of Alerus common stock of $31.43 as of December 7, 2021, the transaction has an implied purchase price of $23.26 per share, which equates to an aggregate value of $85.3 million, including $4.3 million in consideration for option holders. The transaction is anticipated to be immediately accretive to Alerus’ earnings per share, excluding one-time transaction related expenses, and approximately 8.5% accretive in the first full year.

The agreement and plan of merger has been approved by the boards of directors of Alerus and MPHX. Completion of the merger is subject to customary closing conditions, including receipt of required regulatory approvals and the approval by the shareholders of MPHX. The transaction is expected to close in the first quarter of 2022, and the data processing system conversion will occur in the first half of 2022 subsequent to the closing. Alerus currently intends to merge Metro Phoenix Bank into Alerus Financial, N.A. at that time.

D.A. Davidson & Co. served as financial advisor and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to Alerus on the transaction. Raymond James & Associates, Inc. served as financial advisor and Spierer, Woodward, Corbalis, & Goldberg served as legal counsel to MPHX.

Conference Call

Alerus will host a conference call at 11:00 a.m. Eastern Time (10:00 a.m. Central Time) on December 9, 2021 to discuss the transaction and related matters. The related slide presentation is accessible on Alerus’ investor website at investors.alerus.com under “News and Events.” Interested parties may listen to the call live via webcast by visiting investors.alerus.com. Investment professionals are invited to call the toll-free number: 1-844-200-6205, Access Code: 971653. The webcast will be archived on Alerus’ investor website and will be accessible shortly following the call.

About Alerus Financial Corporation and Alerus Financial, N.A.

Alerus Financial Corporation is a diversified financial services company headquartered in Grand Forks, N.D. Through its subsidiary, Alerus Financial, N.A., Alerus provides innovative and comprehensive financial solutions to businesses and consumer clients through four distinct business segments—banking, retirement and benefits services, wealth management, and mortgage. Alerus provides clients with a primary point of contact to help fully understand the unique needs and delivery channel preferences of each client. Clients are provided with competitive products, valuable insight, and sound advice supported by digital solutions designed to meet the clients’ needs. Alerus Financial banking and wealth management offices are in Grand Forks and Fargo, N.D., the Minneapolis-St. Paul, Minn. metropolitan area, and Scottsdale and Mesa, Ariz. Alerus Retirement and Benefits plan administration offices are in St. Paul, Minn., East Lansing Mich., and Littleton, Colo.

About MPB BHC, Inc. and Metro Phoenix Bank

Metro Phoenix Bank (“MPB”), established in 2007 and headquartered in Phoenix, Arizona, is a full-service community bank that caters to small- to mid-sized businesses and real estate professionals. MPB offers commercial clients a variety of services ranging from commercial real estate lending, outdoor media lending, SBA financing solutions, and a robust treasury management platform that includes a homeowners association / property management specialty program. MPB’s holding company, MPB BHC, Inc., is traded over the counter as “MPHX”.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus and MPHX and certain plans, expectations, goals, projections and benefits relating to the proposed merger between Alerus and MPHX, all of which are subject to numerous assumptions, risks and uncertainties.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which are, by their nature, inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Alerus with the Securities and Exchange Commission (“SEC”), risks and uncertainties for Alerus, MPHX and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of MPHX’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of MPHX’s shareholders to adopt the agreement and plan of merger; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Alerus’, MPHX’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Alerus’ issuance of additional shares of Alerus common stock in connection with the merger; and (13) the continuing COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Alerus, MPHX and the combined company. Please refer to Alerus’ Annual Report on Form 10-K for the year ended December 31, 2020, as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this press release is based only on information currently available to management and speaks only as of the date on which it is made. Neither Alerus nor MPHX undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

Alerus will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of MPHX that also constitutes a prospectus of Alerus, which will be sent to the shareholders of MPHX. MPHX’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Alerus, MPHX and the proposed transaction. When filed, this document and other documents relating to the merger filed by Alerus can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200.

Participants in This Transaction

Alerus, MPHX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about Alerus’ participants may be found in the definitive proxy statement of Alerus relating to its 2021 Annual Meeting of Shareholders filed with the SEC on April 1, 2021. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

# # #

Exhibit 99.2

Alerus Financial Corporation

(NASDAQ: ALRS)

METRO PHOENIX BANK

DECEMBER 2021

ALERUS

ALERUS TO SIGNIFICANTLY EXPAND ARIZONA PRESENCE WITH STRATEGIC ACQUISITION OF DECEMBER 2021 Alerus Financial Corporation (NASDAQ: ALRS)

1 Forward - Looking Statements This presentation contains “forward - looking statements” within the meaning of the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus Financial Corporation (“ Alerus ”) and certain plans, expectations, goals projections and benefits relating to the proposed merger between Alerus and MPB BHC, Inc . (“MPHX”), all of which are subject to numerous assumptions, risks and uncertainties . These statements are often, but not always, identified by words such as “may”, “might”, “should”, “could”, “predict”, “potential”, “believe”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would”, “annualized”, “target” and “outlook”, or the negative version of those words or other comparable words of a future or forward - looking nature . Examples of forward - looking statements include, among others, statements we make regarding our projected growth, anticipated future financial performance, financial condition, credit quality, management’s long - term performance goals and the future plans and prospects of Alerus , MPHX and the combined company . Forward - looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control . It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward - looking statements . In addition to factors disclosed in reports filed by Alerus with the Securities and Exchange Commission (the “SEC”), risks and uncertainties for Alerus , MPHX and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to : (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period ; (2) the risk that integration of MPHX’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected ; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger ; (4) changes to tax legislation and their potential effects on the accounting for the merger ; (5) the inability to complete the proposed merger due to the failure of MPHX’s shareholders to adopt the agreement and plan of merger ; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals ; (7) the failure of the proposed merger to close for any other reason ; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger ; (9) the challenges of integrating and retaining key employees ; (10) the effect of the announcement of the proposed merger on Alerus’s , MPHX’s or the combined company’s respective customer and employee relationships and operating results ; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; (12) the dilution caused by Alerus ' issuance of additional shares of Alerus common stock in connection with the merger ; and (13) the continuing COVID - 19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Alerus , MPHX and the combined company . Please refer to Alerus ' Annual Report on Form 10 - K for the year ended December 31 , 2020 , as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward - looking statements . Any forward - looking statement included in this presentation is based only on information currently available to management and speaks only as of the date on which it is made . Neither Alerus nor MPHX undertakes any obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . Important Information and Where to Find It This presentation relates to the proposed merger transaction involving Alerus and MPHX . In connection with the proposed merger, Alerus and MPHX will file with the SEC a joint proxy statement/prospectus on Form S - 4 and other relevant documents concerning the merger . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALERUS, MPHX AND THE PROPOSED MERGER . When available, the joint proxy statement/prospectus will be delivered to shareholders of MPHX . Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www . sec . gov) . Copies of the documents filed with the SEC by Alerus will be available free of charge on Alerus ' website at www . alerus . com . Participants in this Transaction Alerus , MPHX, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of MPHX in connection with the proposed merger . Information about the directors and executive officers of Alerus and MPHX will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC . Information about the directors and executive officers of Alerus is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 1 , 2021 . Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available . No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . DISCLAIMERS

2 TRANSACTION HIGHLIGHTS STRATEGIC EXPANSION OF THE ALRS FRANCHISE ▪ ALRS has agreed to acquire MPB BHC, INC . (OTCPK: MPHX), the bank holding company for Metro Phoenix Bank ▪ Metro Phoenix Bank is the largest community bank headquartered in the Phoenix MSA with over $400 million in total assets STRATEGIC EXPANSION ▪ Complementary combination, which enhances scale in Phoenix and presents attractive growth opportunity for ALRS ▪ Phoenix is the fastest growing and 5 th largest city in the U.S. – a business friendly market with positive demographic and economic trends ▪ Pro forma ALRS will have $439 million of loans and $483 million of deposits in the Phoenix MSA ARIZONA OPPORTUNITY ▪ Approximately 5.0% and 8.5% accretive to EPS in 2022E and 2023E, respectively ▪ 25%+ internal rate of return ▪ Tangible book value dilution payback of ~2.8 years FINANCIALLY ATTRACTIVE ▪ MPHX has a history of strong profitability and quality growth ▪ Core business banking franchise with 77% of loans in CRE and C&I ▪ CEO Steve Haggard to assume role as Arizona Market President for ALRS COMPLEMENTARY FRANCHISE Source: S&P Capital IQ Pro, earnings release data as of 9/30/2021 Note: Community bank defined by total assets under $10 billion

3 Income Statement (Q3 2021) Net Income 1,927$ ROAA 1.85% ROAE 18.96% Net Interest Margin 3.72% Efficiency Ratio 50.27% Non-Int. Income / Operating Revenue 22.25% Balance Sheet (as of 9/30/2021) Total Assets 411,408$ Total Equity 41,370$ Gross Loans (Held for Investment) 282,910$ Total Deposits 366,369$ Loans / Deposits 77.2% Non-CDs (% of Deposits) 84.1% NPAs / Total Assets 0.00% OVERVIEW OF METRO PHOENIX BANK ▪ High performing business bank with 1 branch location in Phoenix ▪ 48 FTE employees ▪ Established in 2007 COMPANY OVERVIEW MPHX FINANCIAL INFORMATION ▪ CAGR since 2015 of 21.6% for loans, 23.0% for deposits ▪ Full service commercial bank with niche business lines including outdoor media lending, HOA depository services and SBA lending Source: S&P Capital IQ Pro, earnings release data as of 9/30/2021 Note: All dollars in thousands

METRO PHOENIX BANK CLIENT BASE

MPHX CLIENT BASE

Small and Medium Size Businesses

Home Owner Association Services

Outdoor Media Lending

Complementary Fit with ALRS

ALRS SUITE OF SOLUTIONS

Banking
$3.2 Billion Total Assets

Retirement & Benefits
$36.2 Billion AUA/AUM

Wealth Management
$3.9 Billion AUA/AUM

Mortgage
$1.5 Billion Originations YTD

Source: ALRS financial information as of 9/30/2021

4

ALERUS

4 Small and Medium Size Businesses Home Owner Association Services Outdoor Media Lending ▪ Phoenix MSA is a huge banking market with attractive demographic and economic trends – together , the combined company will have the resources, capital and a currency to execute on this growth opportunity METRO PHOENIX BANK CLIENT BASE Complementary Fit with ALRS Mortgage $1.5 Billion Originations YTD Wealth Management $3.9 Billion AUA/AUM Retirement & Benefits $36.2 Billion AUA/AUM Banking $3.2 Billion Total Assets ALRS SUITE OF SOLUTIONS MPHX CLIENT BASE Source: ALRS financial information as of 9/30/2021

LOGICAL GEOGRAPHIC FIT

PRO FORMA BRANCH FOOTPRINT

NORTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
IOWA
Milwaukee
Detroit
Chicago
ILLINOIS
Indianapolis
INDIANA
OHIO
Columbus
KANSAS
Kansas City
MISSOURI
KENTUCKY
TENNESSEE
OKLAHOMA
Memphis
ARKANSAS
COLORADO
NEW MEXICO
ARIZONA
Phoenix
Tucson
Ciudad Juárez
Dallas
TEXAS
MISSISSIPPI
Surprise
Peoria
Glendale
Phoenix
Scottsdale
Fountain Hills
Avondale
Buckeye
Tempe
Mesa
Gilbert
Chandler
Apache Junction
ALRS
MPHX

PRO FORMA DEPOSIT MIX

Minnesota 45%
Arizona 15%
North Dakota 40%

5

ALERUS

5 Deposits ($MM)* % of Total Arizona 469$ 15% North Dakota 1,256$ 40% Minnesota 1,417$ 45% Total 3,142$ 100% Arizona 15% North Dakota 40% Minnesota 45% ▪ I ncreases ALRS Arizona footprint to 15 % of total deposits ▪ Average deposits per branch of ~ $ 196 million * ▪ 10 branches with deposits greater than $ 100 million * LOGICAL GEOGRAPHIC FIT PRO FORMA DEPOSIT MIX ▪ Expands the Alerus footprint to 16 full - service branches in Minnesota, North Dakota, and Arizona PRO FORMA BRANCH FOOTPRINT ALRS MPHX Source: S&P Capital IQ Pro *Deposit data as of 6/30/2021, excludes non - depository branches from average calculation

6 Rank Total Market Community Banks Institution (State) Number of Branches Deposits in Market Deposit Growth (1-Year) Market Share 1 JPMorgan Chase & Co. (NY) 144 41,532,094$ +21.6% 25.88% 2 Wells Fargo & Co. (CA) 116 34,186,966$ +27.0% 21.30% 3 Bank of America Corporation (NC) 97 28,834,719$ +10.8% 17.97% 4 Western Alliance Bancorp (AZ) 6 17,868,062$ +53.2% 11.13% 5 Bank of Montreal 39 4,375,261$ +4.7% 2.73% 6 Mitsubishi UFJ Financial 1 3,706,941$ -34.1% 2.31% 7 The PNC Finl Svcs Grp (PA) 44 3,542,803$ -7.7% 2.21% 8 Midland Financial Co. (OK) 22 3,466,871$ +30.4% 2.16% 9 U.S. Bancorp (MN) 50 3,062,173$ +28.4% 1.91% 10 Zions Bancorp. NA (UT) 17 2,666,454$ +18.1% 1.66% 11 BOK Financial Corp. (OK) 5 1,803,893$ -1.0% 1.12% 12 UMB Financial Corp. (MO) 7 1,604,056$ +46.9% 1.00% 13 Heartland Financial USA Inc. (IA) 10 1,450,248$ +13.2% 0.90% 14 New York Community Bancorp (NY) 11 1,074,665$ -6.9% 0.67% 15 FirstBank Holding Co. (CO) 14 989,847$ +43.1% 0.62% 16 Northern Trust Corp. (IL) 2 800,225$ +24.7% 0.50% 17 1 First Fidelity Bancorp Inc. (OK) 6 756,130$ +45.5% 0.47% 18 2 Western State Agency Inc. (ND) 7 677,841$ +7.2% 0.42% 19 Comerica Inc. (TX) 17 603,581$ +28.0% 0.38% 20 Washington Federal Inc. (WA) 11 547,896$ +5.1% 0.34% 21 3 Manhattan Banking Corp. (KS) 1 514,547$ -2.5% 0.32% 22 4 BTC Financial Corp. (IA) 3 479,407$ +8.8% 0.30% 23 Great Western Bancorp (SD) 7 473,845$ +10.6% 0.30% 24 5 Pro Forma ALRS 3 468,687$ +18.9% 0.29% 24 BNP Paribas 5 433,717$ +40.2% 0.27% 25 5 Watford City Bancshares Inc. (ND) 4 415,351$ +25.7% 0.26% 26 6 MPB BHC INC. (AZ) 1 351,824$ +24.5% 0.22% 41 15 Alerus Financial Corp. (ND) 2 116,863$ +4.8% 0.07% Total Phoenix MSA 725 $ 160,500,713 +19.6% BANKING OPPORTUNITY IN PHOENIX ▪ Phoenix MSA still has over 75% of the deposit market share in the hands of large money center banks ▪ Pro forma ALRS will have approximately $470 million of deposits in the Phoenix MSA ▪ Meaningful opportunities to further leverage the One Alerus platform with both current and new customers in Arizona ▪ Metro Phoenix Bank was ranked 12 th for SBA loan production in Arizona PHOENIX MSA – P RO FORMA DEPOSIT MARKET SHARE ALRS MPHX Source: S&P Capital IQ Pro, deposit data as of 6/30/2021 Source: SBA.gov, loan volume data as of last twelve months ending 9/30/2021 Note: All dollars in thousands Note: Community bank defined by total assets under $10 billion

OVERVIEW OF PHOENIX MARKET

FASTEST GROWING CITY FOR 5 CONSECUTIVE YEARS

TOP 10 U.S. CITIES BY POPULATION INCREASE

Population Change 2010-2021
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
15.08%
15.00%
14.22%
13.48%
8.68%
7.40%
4.11%
3.48%
1.73%
-0.95%
Phoenix
Houston
San Antonio
Dallas
San Jose
San Diego
Philadelphia
Los Angeles
New York
Chicago

TOP UNIVERSITIES

Arizona State University · University of Phoenix · Grand Canyon University

PHOENIX BY THE NUMBERS

LARGEST EMPLOYERS (PRIVATE SECTOR)

Walmart · Banner Health · Wells Fargo · Bank of America · Dignity Health · American Airlines · intel · American Express · amazon

(1) Populations greater than 50,000

7 ALERUS

7 15.08% 15.00% 14.22% 13.48% 8.68% 7.40% 4.11% 3.48% 1.73% - 0.95% -5.00% 0.00% 5.00% 10.00% 15.00% 20.00% Population Change 2010 - 2021 Rank City State 2021 2010-2021 Change 2021-2026 Change Region 1 Phoenix AZ 1,663,692 15.08% 6.11% West 2 Houston TX 2,414,313 15.00% 6.29% South 3 San Antonio TX 1,516,119 14.22% 6.93% South 4 Dallas TX 1,359,296 13.48% 6.28% South 5 San Jose CA 1,028,081 8.68% 3.03% West 6 San Diego CA 1,404,098 7.40% 2.59% West 7 Philadelphia PA 1,588,749 4.11% 1.10% North East 8 Los Angeles CA 3,924,435 3.48% 1.68% West 9 New York NY 8,316,548 1.73% -0.04% North East 10 Chicago IL 2,670,086 -0.95% -0.68% Mid West TOP 10 U.S. CITIES BY POPULATION INCREASE PHOENIX BY THE NUMBERS LARGEST EMPLOYERS (PRIVATE SECTOR) TOP UNIVERSITIES FASTEST GROWING CITY FOR 5 CONSECUTIVE YEARS OVERVIEW OF PHOENIX MARKET ▪ Phoenix is the 5 th largest city in the United States ▪ Phoenix has been the fastest growing large city (1) in the United States for 5 consecutive years ▪ Median sale price of homes in Phoenix was $394,000 in September 2021, up 24% YOY ▪ Phoenix ranked 3 rd in the U.S. for small business growth in metropolitan areas as of June 2021 ▪ Greater Phoenix region has gained 45 companies through expansion or relocation, creating approximately 10,000 jobs and generating $13 billion in capital investment ▪ Chosen by Taiwan Semiconductor Manufacturing Company (TSMC) for its new advanced fabrication plant – projected $6.1 billion in direct economic output to Arizona within first 10 years Source: S&P Capital IQ Pro, U.S. Census Bureau, U.S. Bureau of Labor Statistics, City of Phoenix, Greater Phoenix Economic Co unc il, Phoenix Relocation Guide, Redfin , 2021 Economic and Business Research Center (1) Populations greater than 50,000

OVERVIEW OF PHOENIX DEMOGRAPHICS

TOTAL POPULATION

9,000,000
7,500,000
6,000,000
4,500,000
3,000,000
1,500,000
0
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
5,081,979
5,433,311
6.9%
7,438,466
7,888,700
6.1%
Phoenix MSA
Arizona
2021 (Actual)
2026 (Projected)
% Growth (Projected)

MEDIAN HOUSEHOLD INCOME

$90,000
$75,000
$60,000
$45,000
$30,000
$15,000
$-
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
$71,092
$80,462
13.2%
$65,279
$72,568
11.2%
$67,761
$73,868
9.0%
Phoenix MSA
Arizona
USA
2021 (Actual)
2026 (Projected)
% Growth (Projected)

POPULATION AND INCOME PROJECTIONS BY REGION

	2021 Total Population (Acutal)	2010-2021 Population Change (Actual)	2021-2026 Population Change (Projected)	2026 Total Population (Projected)	2021 Median HH Income (Actual)	2021-2026 HH Income Change (Projected)	2026 Median HH Income (Projected)
Phoenix MSA	5,081,979	21.2%	6.9%	5,433,311	$ 71,092	13.2%	$ 80,462
Arizona	7,438,466	16.4%	6.1%	7,888,700	$ 65,279	11.2%	$ 72,568
USA	330,946,040	7.2%	2.9%	340,574,349	$ 67,761	9.0%	$ 73,868

Source: S&P Capital IQ Pro

8

ALERUS

8 $71,092 $65,279 $67,761 $80,462 $72,568 $73,868 13.2% 11.2% 9.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% $- $15,000 $30,000 $45,000 $60,000 $75,000 $90,000 Phoenix MSA Arizona USA 2021 (Actual) 2026 (Projected) % Growth (Projected) 5,081,979 7,438,466 5,433,311 7,888,700 6.9% 6.1% 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% 0 1,500,000 3,000,000 4,500,000 6,000,000 7,500,000 9,000,000 Phoenix MSA Arizona 2021 (Actual) 2026 (Projected) % Growth (Projected) TOTAL POPULATION OVERVIEW OF PHOENIX DEMOGRAPHICS POPULATION AND INCOME PROJECTIONS BY REGION MEDIAN HOUSEHOLD INCOME Source: S&P Capital IQ Pro 2021 2010-2021 2021-2026 2026 2021 2021-2026 2026 Total Population (Acutal) Population Change (Actual) Population Change (Projected) Total Population (Projected) Median HH Income (Actual) HH Income Change (Projected) Median HH Income (Projected) Phoenix MSA 5,081,979 21.2% 6.9% 5,433,311 71,092$ 13.2% 80,462$ Arizona 7,438,466 16.4% 6.1% 7,888,700 65,279$ 11.2% 72,568$ USA 330,946,040 7.2% 2.9% 340,574,349 67,761$ 9.0% 73,868$

PRO FORMA LOANS AND DEPOSITS

	ALERUS	METRO PHOENIX BANK	ALERUS PRO FORMA

LOANS

ALERUS

Commercial & Industrial 27.5%
$1.8B
CRE 32.8%
Consumer 36.4%
Construction & Development 2.2%

Loan Yield: 4.05%
NPAs/Assets: 0.22%

METRO PHOENIX BANK

CRE 42.2%
Commercial & Industrial 34.6%
$279M
1-4 Family 0.4%
Multifamily 0.9%
Construction & Development 12.7%
Other 9.2%

Loan Yield: 5.50%
NPAs/Assets: 0.00%

ALERUS PRO FORMA

Commercial & Industrial 28.4%
CRE 34.0%
$2.1B
Consumer 31.6%
Multifamily 0.1%
Other 2.2%
Construction & Development 3.6%

Loan Yield: 4.26%
NPAs/Assets: 0.20%

DEPOSITS

ALERUS

NOW & Interest-Bearing Demand 24.8%
MMDA 34.1%
$2.7B
Noninterest-Bearing Demand 29.4%
Time Deposits 8.3%
Savings 3.4%

Cost of Deposits: 0.13%

METRO PHOENIX BANK

NOW & Interest-Bearing Demand 3.2%
MMDA 44.1%
$366M
Savings 2.6%
Noninterest-Bearing Demand 34.2%
Time Deposits 15.9%

Cost of Deposits: 0.32%

ALERUS PRO FORMA

NOW & Interest-Bearing Demand 22.3%
MMDA 35.3%
$3.1B
Noninterest-Bearing Demand 30.0%
Time Deposits 9.2%
Savings 3.3%

Cost of Deposits: 0.15%

9 ALERUS

9 Construction & Development 2.2% CRE 32.8% Commercial & Industrial 27.5% Consumer 36.4% Construction & Development 12.7% 1 - 4 Family 0.4% Multifamily 0.9% CRE 42.2% Commercial & Industrial 34.6% Other 9.2% Construction & Development 3.6% Multifamily 0.1% CRE 34.0% Commercial & Industrial 28.4% Consumer 31.6% Other 2.2% Loan Yield: 4.05% NPAs/Assets: 0.22% Loan Yield: 5.50% NPAs/Assets: 0.00% Loan Yield: 4.26% NPAs/Assets: 0.20% LOANS $1.8B $279M $2.1B Noninterest - Bearing Demand 29.4% NOW & Interest - Bearing Demand 24.8% MMDA 34.1% Savings 3.4% Time Deposits 8.3% Noninterest - Bearing Demand 34.2% NOW & Interest - Bearing Demand 3.2% MMDA 44.1% Savings 2.6% Time Deposits 15.9% Noninterest - Bearing Demand 30.0% NOW & Interest - Bearing Demand 22.3% MMDA 35.3% Savings 3.3% Time Deposits 9.2% Cost of Deposits: 0.13% Cost of Deposits: 0.32% Cost of Deposits: 0.15% DEPOSITS $2.7B $366M $3.1B PRO FORMA LOANS AND DEPOSITS PRO FORMA Source: S&P Capital IQ Pro, earnings release data as of 9/30/2021

10 TRANSACTION OVERVIEW ▪ $85.3 million total transaction value including $4.3 million to option holders ▪ $81.0 million to common shareholders, or $23.26 per share – a 20.2% premium to MPHX’s current stock price TRANSACTION VALUE (1) ▪ 100% stock consideration to MPHX shareholders ▪ Fixed exchange ratio of 0.74 shares of ALRS stock for each MPHX share, approximately 2.58 million ALRS shares in aggregate ▪ Unexercised MPHX options will be cashed out based on the in - the - money value CONSIDERATION MIX ▪ Consensus Street estimates for ALRS and management projections for MPHX EARNINGS ESTIMATES ▪ Total credit discount of $3.7 million, or 1.35% of MPHX’s gross loan portfolio excluding PPP loans ▪ No accretable yield income assumed ▪ Total interest rate premium of $1.7 million, amortized over 3.8 years on an accelerated basis LOAN MARK ▪ Fair value adjustment of $91k , or 0.64% on investment securities and $154k, or 0.26% on CDs ▪ Core deposit intangible of $2.1 million, or 0.79% of non - core deposits; amortized over 5 years on a straight line basis OTHER FAIR VALUE MARKS ▪ Cost savings of 29% of MPHX’s non - interest expense, or $2.5 million, fully phased - in by 2023 ▪ Estimated cost savings of approximately 16%, or $1.3 million, in 2022 COST SAVINGS ▪ One - time transaction related expenses of $5.2 million, pre - tax TRANSACTION EXPENSES ▪ $43.1 million at December 31, 2021, increased $596k per month thereafter through closing MINIMUM EQUITY ▪ First Quarter 2022 EXPECTED CLOSING ▪ 180.5% TRANSACTION VALUE / TANGIBLE BOOK VALUE PER SHARE ( MIN. EQUITY AT CLOSE ) (2) ▪ 195.8% TRANSACTION VALUE / TANGIBLE BOOK VALUE PER SHARE (9/30/2021) ▪ 13.1x TRANSACTION VALUE / LTM EARNINGS ▪ 11.4x TRANSACTION VALUE / 2022E EARNINGS (3) TRANSACTION MULTIPLES (1) Based on ALRS closing price of $31.43 and MPHX closing price of $19.35 as of December 7 , 2021 (2) Minimum tangible common equity at closing of $44.9 million assuming a March 31, 2022 closing. Refer to the Agreement and Plan of Merger for complete terms (3) Based on management projections for MPHX

DUE DILIGENCE PROCESS

LOAN REVIEW PROCESS

COMPREHENSIVE LOAN REVIEW ANALYSIS

DILLIGENCE FOCUS AREAS

- ✓ Asset Quality
- ✓ Commercial Lending
- ✓ Outdoor Media Lending
- ✓ SBA
- ✓ HOA
- ✓ Financial Reporting and Analysis
- ✓ Financial and Accounting
- ✓ Operations
- ✓ Compliance
- ✓ Systems
- ✓ Information Technology
- ✓ Human Resources

*Commercial loans include C&I and CRE loans

11

ALERUS

11 ▪ Completed a comprehensive due diligence review with executives from ALRS and MPHX, along with advisors and consultants ▪ Conducted in - depth on - site loan review led by senior ALRS credit team DUE DILIGENCE PROCESS ▪ All credits >$2.5 million ▪ All credits with a risk rating of watch, special mention, substandard, or doubtful ▪ Random sample of loans between $500k and $ 2.5 million ▪ 18 outdoor media loans for $67 million or 82% of that portfolio LOAN REVIEW PROCESS DILLIGENCE FOCUS AREAS COMPREHENSIVE LOAN REVIEW ANALYSIS 58 commercial loans* for $ 216 million or 63 % of total 15 SBA loans for $ 6.8 million or 52% of total Asset Quality x ▪ Sample focused on loans >$1.0 million and recently closed loans ▪ Review focused on quality of the guarantee Commercial Lending x Outdoor Media Lending x HOA x Financial and Accounting x Compliance x Information Technology x SBA x Financial Reporting and Analysis x Operations x Systems x Human Resources x *Commercial loans include C&I and CRE loans

12 2019 LAUNCHED FINANCIAL WELLNESS TECHNOLOGY COMPLETED INITIAL PUBLIC OFFERING (IPO) 2011 Acquired selected loans and deposits (in MN) and a branch (in AZ) from BNC National Bank Transaction represents the 25 th acquisition for Alerus and is a continuation of the long - term plan to supplement our strong organic growth and continually expand across all business lines ALRS STRATEGIC GROWTH 2016 2015 2014 2013 2012 EXPANDED TO MICHIGAN Acquired PensionTrend, Inc. and PensionTrend Investment Advisers, LLC (Okemos, MI) Acquired Tegrit Administrators, LLC EXPANDED TO NEW HAMPSHIRE Acquired Private Bank Minnesota (Minneapolis, MN) Acquired Retirement Alliance, Inc. (Manchester, NH) Acquired Interactive Retirement Systems, Ltd. (Bloomington, MN) Acquired Beacon Bank (Shorewood, Excelsior, Eden Prairie and Duluth, MN) Acquired Alliance Benefit Group North Central States, Inc. (Albert Lea and Eden Prairie, MN) 2000 REBRANDED TO ALERUS 2002 Acquired a branch from BNC National Bank (Fargo , ND) 2006 OPENED A TRUST AND INVESTMENT OFFICE (TWIN CITIES) Acquired Stanton Trust Company (Minneapolis, MN) 2007 EXPANDED TO MINNESOTA MARKET OPENED A BUSINESS BANKING OFFICE (MINNETONKA, MN) Acquired Acclaim Benefits, Inc. (Minneapolis, MN) Acquired Stanton Investment Advisors (Minneapolis , MN) 2009 EXPANDED TO ARIZONA MARKET OPENED A BUSINESS BANKING OFFICE (SCOTTSDALE, AZ) Acquired retirement plan practice of Eide Bailly, LLP (Minneapolis, MN) Acquired Prosperan Bank (Twin Cities, MN) Acquired deposits from BankFirst (Minneapolis, MN) Acquired Residential Mortgage Group (Minnetonka, MN) 2003 Acquired Pension Solutions, Inc. (St. Paul, MN) The catalyst to the Retirement Division 2017 LAUNCHED ONE ALERUS STRATEGIC GROWTH PLAN EXPANDED TO COLORADO Acquired Retirement Planning Services, Inc. (Littleton, CO) 2020 SIGNIFICANT ARIZONA EXPANSION Announced acquisition of Metro Phoenix Bank (Phoenix, AZ) 2021

13 ▪ Opportunity to acquire a high - quality business bank which is the largest community bank in Phoenix, AZ ▪ Significantly expands ALRS presence in Phoenix, which is the fastest growing market in the U.S . ▪ Pro forma company will have the balance sheet and resources necessary to compete with larger national competitors, but will remain nimble and customer focused with local leadership and decision making ▪ Low execution risk – similar cultures and approach to banking paired with ALRS’ long history of successful M&A integration ▪ Financially attractive with conservative assumptions and approximately 8.5% annual EPS accretion STRATEGIC EXPANSION OF THE ALRS FRANCHISE SUMMARY